Mail Stop 6010

November 30, 2006

Michael H. Lee
President and Chief Executive Officer
CastlePoint Holdings, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Re: CastlePoint Holdings, Ltd.
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-134628
Filed on November 24, 2006

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Cover Page

1. We note your response to comment 4 and your revised disclosure indicating that you expect that the selling shareholders will sell their shares at a certain price range until a market develops. Please remove the words "we expect that" from the first sentence of the third paragraph on the cover page as the selling shareholder should agree to sell the shares within the stated range until a market develops. Please also remove similar language contained on page 12 of the document under the heading "Determination of

1

Offering Price for This Offering" as well as anywhere else in the document where you provide similar disclosure.

Proposed Acquisitions of Our U.S. Licensed Insurance Companies, page 3

2. You indicate that CastlePoint Management recently entered into an agreement to buy Tower Indemnity Company of America. Please revise to indicate the consideration you will pay for this purchase in the summary as well as the date you entered into the agreement. Further, it does not appear you have filed this agreement as an exhibit. Please do so in your next amendment. Additionally, in your Business section, please provide the material terms of this agreement.

Plan of Distribution, page 199

3. Please revise this section to disclose the fixed price range that selling shareholders will initially sell their shares at until a market for the securities develops.

Management's Discussion and Analysis

Consolidated Results of Operations, page 69

4. Please refer to prior comment one. Your discussion and analysis does not adequately facilitate investors' understanding of the likelihood that your operating performance in 2006 is indicative of your expected future operating performance. In particular, we note that you experienced a significant improvement in operating results from a net loss of $1.176 million in the second quarter to net income of $5.385 million in the third quarter of 2006. Please provide an expanded discussion and quantification of your results of operations that provides greater insight regarding the likelihood that your revenue growth and operating margins in the third quarter of 2006 will continue in the future. Given the significance of business assumed from Tower, include discussion of the key factors, such as the Preserver acquisition, that you expect will determine Tower's future revenues and underwriting results and in turn the magnitude and profitability of business ceded to you.

Consolidated Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies

Program Commission Income/Expenses, page F-18

5. You disclose that commission revenue from your insurance services segment is "earned as related policies are placed in relation to the services provided" and "agency commission expenses are recorded as a percentage of premiums placed." Please provide an expanded explanation of your accounting for revenues and expenses in the insurance services segment. Explain how you determine fees for such services, particularly the commission arrangements for policy and claims administration and insurance technology services, and the relationship between "premiums placed" and insurance services

provided. Explain how you provide such insurance services and the nature of "agency commission expenses" and "other direct commission expenses."

Assumed Commission Expense, page F-18

6. Please refer to prior comment 10. We continue to believe that the description of your accounting policy for ceding commissions paid in connection with reinsurance assumed could be improved, particularly the related future "upward and downward adjustments depending on the loss ratio." Please describe more specifically the key terms of such loss experience adjustments to ceding commissions and your planned accounting for such adjustments. Also, explain how you considered these loss-sharing provisions in your determination that risk transfer had occurred under these reinsurance arrangements.

Note 17—Subsequent Events, page F-33

7. Please expand your disclosure to include discussion of the stock purchase agreement with Tower entered into on November 13, 2006 in connection with its planned acquisition of Preserver.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036